Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

June 8, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on June 8, 2006, a copy of which is attached as Exhibit 99.1.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated June 7, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)
June 8, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED (A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”) (Stock code: 2628)

ANNOUNCEMENT

This announcement relates to the informal inquiry conducted by the U.S. Securities and Exchange Commission (“SEC”) on China Life Insurance Company Limited (the “Company”). The Company has been informed by the Division of Enforcement of the SEC that the investigation has been terminated, and no enforcement action has been recommended to the SEC.

Reference is made to the Company’s announcement dated 27 April 2004 regarding an informal inquiry conducted by the SEC on the Company (the “Investigation”).

On 7 June 2006 (Hong Kong time), the Company received, through its U.S. counsel, a letter dated 2 June 2006 (New York time) by the Division of Enforcement of the SEC informing that the Investigation has been terminated, and no enforcement action has been recommended to the SEC.

The board of directors of the Company (the “Board”) confirms that save as disclosed above, the Board is not aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

By Order of the Board of

China Life Insurance Company Limited

Heng Kwoo Seng

Company Secretary

As at the date of this announcement, the Board comprises:

Executive directors:	Yang Chao, Wu Yan
Non-executive directors:	Miao Fuchun, Shi Guoqing
Independent non-executive directors:	Long Yongtu, Chau Tak Hay,
Sun Shuyi, Cai Rang, Ma Yongwei

Hong Kong, 7 June 2006